ELLIS FUNK, P.C.

Robert N. Dokson	Attorneys At Law	Of Counsel:
Neal J. Fink	One Securities Centre	Donald J. Ellis (GA & VA)
Robert B. Goldberg (GA & SC)	Suite 400	David I. Funk
Amy L. Kaye	3490 Piedmont Road, N.E.	Russell H. Kasper, P.C.
Albert L. Labovitz (GA & AL)	Atlanta, Georgia 30305-1743	Jane R. Leitz
M. Barry Leitz	404-233-2800	Clay M. White
Facsimile 404-233-2188
E-mail: rgoldberg@ellisfunk.com

September 25, 2006

Ms. Sara Kalin
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

Re:        Allegiant Travel Company
File No. 333-134145

Dear Ms. Kalin:

You have requested our analysis as to why the proposed private sale by certain selling stockholders of Allegiant Travel Company (the “Company” or “Allegiant”) should not be integrated with the proposed public offering of common stock.  Our analysis is based on the  policy position articulated by the Staff of the Securities and Exchange Commission in the Black Box Incorporated (June 26, 1990) and the Squadron, Ellenoff, Pleasant & Lehrer (December 27, 1991) no-action letters.

The Company is an airline and travel company. Its chief executive officer and one of its principal stockholders is Maurice J. Gallagher, Jr. Mr. Gallagher has been involved in the airline business for more than 25 years, as a principal owner and executive of Westair from 1983 until 1992, as a founder, officer and Director of ValuJet Airlines from 1993 to 1997 and as a financial supporter, principal owner or Director of Allegiant since 2000.

In early 2006, the Company and Mr. Gallagher began discussions with Merrill Lynch regarding a potential initial public offering and filed a Registration Statement on Form S-1 on May 15, 2006, which was amended on July 6, 2006 and again on August 23, 2006.  The Company has not printed or distributed preliminary prospectuses.

The business currently operates as a limited liability company (Allegiant Travel Company, LLC) which will merge into the Company at or immediately prior to the public offering. In the merger, the LLC members will receive shares of the Company’s common stock.

During his involvement with Westair, Mr. Gallagher became acquainted with Samuel Buttrick who served as an airline analyst with UBS and Mr. Gallagher regularly spoke with Mr. Buttrick during Mr. Gallagher’s tenure at Westair, ValuJet and now Allegiant. Mr. Buttrick now serves as an investment manager with UBS.

As the airline industry is capital intensive and airline companies frequently seek access to the capital markets, Mr. Buttrick suggested Allegiant contact PAR Capital who has made significant investments in many airlines. As a result of this suggestion and in the ordinary course of establishing relationships with sources of capital,  Mr. Gallagher reached out to PAR Capital in August 2006. After brief contacts from time to time on the phone, Mr. Gallagher and PAR Capital scheduled a face to face meeting in September 2006. At the meeting, Mr. Gallagher introduced Allegiant to PAR Capital without any specific intention of having PAR Capital buy stock at that time or in the public offering. No written materials were provided by Allegiant to PAR Capital at the meeting. After the meeting, PAR Capital expressed interest in immediately acquiring stock in Allegiant and the proposed transaction was negotiated.

PAR Capital is the general partner of the entity which serves as the general partner of PAR Investment Partners, L.P. The principal business of PAR Investment Partners, L.P. (“PAR”) is that of a private investment partnership engaging in the purchase and sale of securities for its own account. Based on public filings, we believe PAR Capital Management has in excess of $1.8 billion of investments as of June 30, 2006.

Under the proposed transaction, an affiliate of PAR Capital will purchase 1,750,000 shares from nine present stockholders of Allegiant at 93% - 95.5% of the IPO price (depending on which party will pay the agency fee). The selling stockholders are those who were previously listed as selling stockholders in the Allegiant Travel Company registration statement. As a result of the proposed sale to PAR, all selling stockholders will be removed from the registration statement and all shares to be sold under the registration statement will now come from Allegiant. The selling stockholders include ComVest Allegiant Holdings (two of whose affiliates serve on the Allegiant Board), Viva Air (two of whose affiliates serve on the Allegiant Board), Timothy Flynn (a Board member), Mitchell Allee (currently, a more than 5% stockholder of Allegiant) and five smaller stockholders.

In the purchase agreement, PAR will make the representations and covenants necessary to support that the transaction is exempt from registration under the Securities Act of 1933 (the “Securities Act”), including representations as to its status as an institutional accredited investor and that it is acquiring the stock for its own account, for investment purposes and not with a view to the distribution of the shares. The shares to be issued to PAR will be legended and subject to stop transfer instructions.

We expect that the purchase agreement will be signed prior to the distribution of preliminary prospectuses in connection with the IPO and that the obligations of the selling stockholders and PAR will be subject to customary conditions, none of which will be in the control of the parties to the purchase agreement.

The purchase price will be payable in cash at closing, which will be conditioned upon and held simultaneously with the closing of the initial public offering. An affiliate of Merrill Lynch (the lead underwriter in the initial public offering) is to receive a 2.5% agency fee in connection with the transaction.

In connection with the transaction, Allegiant will make customary representations and warranties to PAR and has agreed to provide registration rights to PAR. PAR is expected to sign a 120-day lock-up in connection with the transaction.  But for the fact that negotiations among the Company, PAR and the selling stockholders began after the filing of the registration statement, we believe the proposed sale to PAR would be exempt from registration under the Securities Act by reason of Section 4(1) (for those selling stockholders who are not affiliates of the Company) and Section 4(2) (for those selling stockholders who are affiliates).

However, despite the fact that negotiations with PAR commenced after the initial filing of the registration statement, we believe the proposed transaction fits within the policy position taken by the Staff in the Black Box, Inc. no-action letter.  Issuer’s counsel in Black Box noted that the definitive convertible debenture agreement might not be executed prior to the filing of the registration statement, and that it might become a transaction “concurrent” with the public offering.  However, in that case, the debentures would be placed only to (1) thirty-five or fewer “qualified institutional buyers” (as defined in Rule 144A) and three participating institutional noteholders, or (2) not more than four “accredited investors” under paragraph (a)(1), (2), (3), (7) or (8) of Rule 501 plus three participating institutional noteholders.

In Black Box, Inc., the Staff announced the policy position that a sale of a company’s convertible debentures in a transaction subsequent to the filing of a registration statement covering the same company’s offering of common stock need not be integrated with the public offering where the sale of the convertible debentures would be a valid private placement if viewed separately.  Specifically, the Staff stated that “for policy reasons” such a transaction subsequent to the filing of the registration statement “need not be integrated with the registered public offering.”  The Staff relied on the representation that “the transaction would be a valid private placement if viewed separately.”

In Squadron, Ellenoff, Plesent & Lehrer (December 27, 1991), the Staff confirmed the availability of Black Box  to private sales involving common stock.  However, the Staff then limited Black Box to unregistered offerings to “(1) persons who would be qualified institutional buyers for purposes of Rule 144A and (2) no more than two or three large institutional accredited investors.”  In addition, the Staff noted that “the Black Box policy position on integration was simply a formal articulation of an informal position the staff has taken previously with respect to simultaneous registered offerings and unregistered offerings to a limited number of first-tier institutional investors in connection with structured financings.”

Consistent with the situation in Black Box (and as further elaborated in Squadron, Ellenoff), the proposed sale by the selling stockholders to PAR would only involve a limited number of sellers and a single institutional accredited investor.

As noted above, but for the fact that negotiations among the Company, PAR and the selling stockholders began after the filing of the registration statement, we believe the proposed private transaction would be exempt from registration under the Securities Act by reason of Section 4(1) (for those selling stockholders who are not affiliates of the Company) and Section 4(2) (for those selling stockholders who are affiliates).

Finally, we do not believe that integrating the sale by the selling stockholders with the IPO would further one of the Commission’s main policies, which is prevent investors from harm by ensuring that the benefits of full and fair disclosure are available.  PAR is a sophisticated investor that is fully qualified to make investment decisions on its own behalf.

In conclusion, based on the facts and circumstances of the proposed sale and the reasoning and policies announced by the Staff in the Black Box and Squadron, Ellenoff letters, we believe the proposed concurrent private sale by the selling stockholders to PAR should not be integrated with the Company’s initial public offering.

Please contact me at (678) 613-7210 should you require additional information or have questions regarding this letter.

Sincerely,

/s/ Robert B. Goldberg

Robert B. Goldberg